Mail Stop 3561

October 23, 2008

Angel Yip
Executive Vice President of Finance
SJW Water Corp.
110 W. Taylor St.
San Jose, CA 95110

> **Re: Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 10, 2008**
> **Proxy Statement on Schedule 14A**
> **Filed March 11, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 8, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 1, 2008**
> **File No. 001-08966**

Dear Ms. Yip:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director